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EXHIBIT 12.1

OCCIDENTAL PETROLEUM CORPORATION AND SUBSIDIARIES
COMPUTATION OF TOTAL ENTERPRISE RATIOS OF EARNINGS TO FIXED CHARGES
(Amounts in millions, except ratios)

For the years ended December 31,	2004	2003	2002	2001	2000
Income from continuing operations	$2,606	$1,601	$1,181	$1,182	$1,559
Add:
Minority interest(a)	75	62	77	143	185
Adjusted income from equity investments(b)	(6)	69	308	89	31

	2,675	1,732	1,566	1,414	1,775

Add:
Provision (credit) for taxes on income (other than foreign oil and gas taxes)	982	682	(41)	172	871
Interest and debt expense(c)	266	335	309	411	540
Portion of lease rentals representative of the interest factor	40	8	6	7	6

	1,288	1,025	274	590	1,417

Earnings before fixed charges	$3,963	$2,757	$1,840	$2,004	$3,192

Fixed charges:
Interest and debt expense including capitalized interest(c)	$281	$341	$321	$417	$543
Portion of lease rentals representative of the interest factor	40	8	6	7	6

Total fixed charges	$321	$349	$327	$424	$549

Ratio of earnings to fixed charges	12.35	7.90	5.63	4.73	5.81

(a)
Represents minority interests in net income of majority-owned subsidiaries and partnerships having fixed charges.

(b)
Represents income from less-than-50-percent-owned equity investments adjusted to reflect only dividends received.

(c)
Includes proportionate share of interest and debt expense of 50-percent-owned equity investments.

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OCCIDENTAL PETROLEUM CORPORATION AND SUBSIDIARIES COMPUTATION OF TOTAL ENTERPRISE RATIOS OF EARNINGS TO FIXED CHARGES (Amounts in millions, except ratios)